UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170050

DIVISION OF
CORPORATION FINANCE

January 4, 2017

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.

Dear Ms. O'Toole:

This is in regard to your letter dated January 3, 2017 concerning the shareholder proposal submitted by James McRitchie and Myra K. Young for inclusion in Goldman Sachs' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Goldman Sachs therefore withdraws its December 27, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 3, 2017

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Withdrawal of No-Action Request Dated December 27, 2016 Regarding
Shareholder Proposal Submitted by James McRitchie and Myra K. Young

Ladies and Gentlemen:

We refer to our letter, dated December 27, 2016 (the "No-Action Request"), pursuant to which we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that The Goldman Sachs Group, Inc. (the "Company") may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by James McRitchie and Myra K. Young, naming John Chevedden as their designated agent (together, the "Proponents") from its proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders.

Attached as Exhibit A is a communication sent by the Proponents by e-mail to the Staff on January 3, 2017, formally withdrawing the Proposal. Because the Proposal has been withdrawn, the Company hereby withdraws its No-Action Request and asks that the Staff give no further consideration to this matter. A copy of this letter is being sent simultaneously to the Proponents as notification of the Company's withdrawal of the No-Action Request.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole

Attachment

cc: James McRitchie
Myra K. Young
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Exhibit A

January 3, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Goldman Sachs Group, Inc. (GS)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 27, 2016 no-action request.

This is to withdraw the proposal.

Sincerely,

John Chevedden

cc: James McRitchie
Myra K. Young

Jamie Greenberg <Jamie.Greenberg@gs.com>

200 West Street I New York, New York 10282
Tel: 212-357-1584 I Fax: 212-428-9103 I e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 27, 2016

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of James McRitchie and Myra K. Young

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (together, the "2017 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from James McRitchie and Myra K. Young, naming John Chevedden as their designated agent (together, the "Proponents"). The full text of the Proposal and related correspondence from the Proponents are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2017 Proxy Materials for the reason discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials.

The Company believes that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponents failed to provide a statement of intent to hold the requisite number of securities through the date of the 2017 Annual Meeting of Shareholders, and did not remedy this deficiency despite being specifically directed to it by the Company.

The Proponents submitted the Proposal to the Company on December 4, 2016. Accompanying their submission was a letter (the "Authorization Letter") from the Proponents indicating that Mr. Chevedden was authorized to act as their agent regarding the Proposal, and directing the Company to send all communications regarding the Proposal to Mr. Chevedden. The Authorization Letter also states that the Proponents "pledge to continue to hold *stock* until after the date of the next shareholder meeting" (emphasis added). Similarly, on a page following the Proposal, the Proponents state that "*[s]tock* will be held until after the annual meeting" (emphasis added). These statements, which would be accurate even if the Proponents sold all but one of their shares before the Company's 2017 Annual Meeting of Shareholders, are insufficient to satisfy Rule 14a-8(b)(2).

In a letter sent on December 12, 2016 (the "Deficiency Notice") to Mr. Chevedden at the e-mail address provided by the Proponents, the Company notified the Proponents that the statement of intent in their submission did not satisfy Rule 14a-8(b)(2), and also notified the Proponents that they had not provided proof of ownership. The Deficiency Notice, which is attached as Exhibit B, specifically stated as follows: "[t]he cover letter that you sent contains a pledge by the Proponents to hold 'stock', but this statement does not specify that each Proponent will hold the *requisite* amount of stock as required by Rule 14a-8(b)(2)" (emphasis in original). The Deficiency Notice also stated that the Commission's rules require any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date of receipt of the letter.

Mr. Chevedden responded to the Deficiency Notice on December 13, 2016 by providing proof of ownership (included in Exhibit C), but did not in any way address or remedy the deficient statement of intent identified by the Company. In the 14 days following the Proponents' receipt of the Deficiency Notice, the Company did not receive further communication from the Proponents.

Rule 14a-8(b)(2) prescribes the procedures that a shareholder must follow to demonstrate eligibility to submit a proposal, including that the shareholder must provide a written statement that the shareholder intends to continue to hold the securities through the date of the meeting of shareholders. Staff Legal Bulletin No. 14 (July 13, 2001) underscores the need to furnish this statement of intent, stating that "[t]he shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." Rule 14a-8(f)(1) provides that a company may exclude the proposal of a shareholder that fails to follow the eligibility or procedural requirements if the Company has notified the shareholder of the deficiency and the shareholder fails to correct it within 14 calendar days of receiving the deficiency notice.

As the Staff observed in Staff Legal Bulletin No. 14F (Oct. 18, 2011), "the requirements of Rule 14a-8(b) are highly prescriptive." The Staff has consistently permitted exclusion of shareholder proposals under Rule 14a-8(b)(2) when proponents have failed to provide the required written statement of their intent to hold the requisite number of shares through the date of a company's annual meeting of shareholders. The facts of *Fluor Corp.* (Dec. 31, 2014) are virtually identical to those at issue in this case. In *Fluor Corp.*, these very same Proponents, acting through Mr. Chevedden, pledged to "continue to hold stock until after the date of the next shareholder meeting" without specifying an amount of stock. The company responded by sending a deficiency notice explaining the requirements under Rule 14a-8(b)(2), but the Proponents failed to timely cure the deficiency. The Staff concluded that the proposal could be excluded under Rule 14a-8(b) and 14a-8(f) because the Proponents failed to provide the adequate written statement of intent to hold his or her company stock through the date of the shareholder meeting. The Staff has reached the same conclusion in similar instances in which a shareholder has failed to include an adequate statement that it intends to hold the requisite number of shares through the date of the shareholder meeting. *See, e.g., The Cheesecake Factory Inc.* (Mar. 27, 2012) (proponent stated that it "intends to continue to own shares" in the company through the date of the annual meeting of shareholders); *General Electric Co.* (Jan. 30, 2012) (proponent stated that it "intends to continue to own General Electric common stock through the date" of the company's annual meeting).

The Proponents are among the most experienced of all submitters of shareholder proposals under Rule 14a-8. Having had a proposal excluded for this reason before, and having been specifically directed by the Company as to the nature of the deficiency and how to remedy it, they certainly should be expected to be held to the minimum standards imposed by the Rule.

For the reason discussed above, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

*　　*　　*

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachments

cc: James McRitchie
Myra K. Young
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, December 04, 2016 11:50 PM
To: O'Toole, Beverly L [Legal]
Cc: Greenberg, Jamie [Legal]; Mangone, Kara (Succoso) [EO]
Subject: Rule 14a-8 Proposal (GS)``
Attachments: CCE04122016_8.pdf

Dear Ms. O'Toole,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

FISMA & OMB Memorandum M-07-16

Mr. John F. W. Rogers
Corporate Secretary
The Goldman Sachs Group, Inc. (GS)
200 West Street
New York NY 10282
Phone: 212 902-1000

Dear Corporate Secretary:

We are pleased to be shareholders in The Goldman Sachs Group, Inc. (GS) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,

James McRitchie	December 3, 2016 Date
Myra K. Young	December 3, 2016 Date

cc: Beverly O'Toole <Beverly.OToole@gs.com>
Assistant Secretary
PH: 212-357-1584
FX: 212-428-9103
John Chevedden

[GS– Rule 14a-8 Proposal, December 4, 2016]
Proposal [4*] – Amend Shareholder Proxy Access

RESOLVED

Shareholders of Goldman Sachs Group, Inc (the "Company") ask the board of directors (the "Board") to amend its proxy access bylaws by raising the limit of "Eligible Holders" who can form a nominating group from 15 to 40.

SUPPORTING STATEMENT

Proxy Access in the United States: Revisiting the Proposed SEC Rule (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion.

Public Versus Private Provision of Governance: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recent proxy access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to form nominating groups. The most common troublesome provision is limiting the number of shareholders that can form a nominating group to 20 members. Our Company went even further, limiting groups to 15 members. Companies can thus appear to have a workable form of proxy access but the group limitation makes implementation problematic and less attractive. When the SEC considered this issue, they voted to adopt a rule with NO aggregation limits on nominating groups.

End the game-playing. Ask our Board to make our Company's proxy access bylaws workable for more shareholders by raising the aggregation limits on nominating groups from 15 members to 40 members.

Increase Shareholder Value
Vote to Amend Shareholder Proxy Access – Proposal [4*]

Notes:
James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

*** "Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

From: O'Toole, Beverly L [Legal]
Sent: Monday, December 05, 2016 7:54 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Greenberg, Jamie [Legal]
Subject: Re: Rule 14a-8 Proposal (GS)``

Mr. Chevedden: We acknowledge receipt of this proposal.

Hope you are well,
Bev O'Toole

Beverly O'Toole
Managing Director,
General Counsel, Corporate Governance
Goldman, Sachs & Co.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, December 04, 2016 11:49 PM Eastern Standard Time
To: O'Toole, Beverly L [Legal]
Cc: Greenberg, Jamie [Legal]; Mangone, Kara (Succoso) [EO]
Subject: Rule 14a-8 Proposal (GS)``

Dear Ms. O'Toole,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Exhibit B

200 West Street | New York, New York 10282
Tel: 212-902-0254 | Fax: 212-291-5816 | e-mail: jamie.greenberg@gs.com

Jamie Greenberg
Vice President
Associate General Counsel

Goldman Sachs

December 12, 2016

Via Email

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Mr. Chevedden

This letter is being sent to you, as agent of James McRitchie and Myra K. Young (the "Proponents"), in accordance with Rule 14a-8 under the Securities and Exchange Act of 1934 (the "Exchange Act"), in connection with the shareholder proposal you submitted to Goldman Sachs on behalf of the Proponents on December 4, 2016 (the "Proposal"). We note that you have been delegated by the Proponents the authority to act regarding the Proposal, including its submission, negotiation and/or modification, and presentation at the forthcoming shareholder meeting. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the Proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural deficiencies with respect to the Proposal. References in this letter to "you" mean the Proponents as well as you acting in your capacity as their agent.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the shareholder proposal, for at least one year prior to the date the shareholder proposal was submitted. You did not submit to Goldman Sachs proof of ownership by each Proponent for the one year prior to and including December 4, 2016, the submission date (the "Required Ownership Period"). Furthermore, you did not indicate, as required by Rule 14a-8(b)(2), that each Proponent intends to continue to hold the requisite shares through the date of our 2017 annual meeting.

As noted in Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012, published by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), a copy of which is attached for your reference, Rule 14a-8(b) provides that, to be eligible to submit a proposal under Rule 14a-8, a shareholder must provide sufficient proof of the shareholder proponent's ownership of the requisite number of securities for the entire one-year period preceding and including the date the shareholder proposal was submitted. Because you did not provide suitable proof of ownership by the Proponents, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2017 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of the continuous ownership by each of the two Proponents of the requisite number of shares of Goldman Sachs common stock for the Required Ownership Period. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of such Proponent's shares (usually a broker or a bank) verifying that such Proponent continuously held the requisite number of shares for the Required Ownership Period; or

- if such Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting such Proponent's ownership of the requisite number of shares for the Required Ownership Period, a copy of the schedule and/or form, and any subsequent amendments reporting a change in such Proponent's ownership level and a written statement that such Proponent has continuously held the requisite number of shares for the Required Ownership Period.

In any case, you must confirm in a written statement that such Proponent intends to continue to own the requisite shares through the date of our 2017 annual meeting. The cover letter that you sent contains a pledge by the Proponents to hold "stock", but this statement does not specify that each Proponent will hold the *requisite* amount of stock as required by Rule 14a-8(b)(2).

We note that all the foregoing information must be provided for each of the two Proponents in order for that Proponent to satisfy the eligibility requirements.

Please note that in SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the Staff has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Proponent holds shares through a bank, broker or other securities intermediary that is not a DTC participant, the Proponent will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from the bank, broker or other securities intermediary confirming the Proponent's ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. We urge you to review SLB 14F carefully before submitting the proof of ownership by the Proponent to ensure it is compliant. A list of DTC participants can be found at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf?la=en.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached for your reference copies of Rule 14a-8, SLB 14F and SLB 14G. We urge you to review the SEC rule and Staff guidance carefully before submitting the proof of ownership by the Proponent to ensure it is compliant.

If you have any questions with respect to the foregoing, please contact me at (212) 902-0254. You may send any response to me at the address on the letterhead of this letter, by e-mail to jamie.greenberg@gs.com or by facsimile to (212) 291-5816.

Very truly yours,

Jamie A. Greenberg
Assistant Secretary

Pages 13 through 27 redacted for the following reasons:
- -
Copyrighted Material Omitted

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 13, 2016 12:49 PM
To: O'Toole, Beverly L [Legal]
Cc: Greenberg, Jamie [Legal]
Subject: Rule 14a-8 Proposal (GS) blb

Dear Ms. O'Toole,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

GS

Post-it® Fax Note 7671

To Beverly O'Toole		Date 12-13-16	# of pages ▶
Co./Dept.		From John Chevedden	
Phone #		Co.	
Fax # 212-428-9103		Phone # ***FISMA & OMB Memorandum M-07-16***	
		Fax #	

12/13/2016

James Mcritchie and Myra Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie and Myra Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 40 shares of Goldman Sachs Group, Inc (GS) common stock in their account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Nancy LeBron

Nancy LeBron
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

From: O'Toole, Beverly L [Legal]
Sent: Tuesday, December 13, 2016 1:23 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Greenberg, Jamie [Legal]
Subject: RE: Rule 14a-8 Proposal (GS) blb

Many thanks for prompt response,
Bev O'Toole

Beverly O'Toole
Managing Director
General Counsel, Corporate Governance
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 13, 2016 12:49 PM
To: O'Toole, Beverly L [Legal]
Cc: Greenberg, Jamie [Legal]
Subject: Rule 14a-8 Proposal (GS) blb

Dear Ms. O'Toole,
Please see the attached broker letter.
Sincerely,
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 13, 2016 1:51 PM
To: O'Toole, Beverly L [Legal]
Cc: Greenberg, Jamie [Legal]
Subject: Rule 14a-8 Proposal (GS)

Categories: SH proposals

Thank you.